UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

VECTOR GROUP LTD.

(Name of Subject Company)

VECTOR GROUP LTD.

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Christopher Hill

c/o JTI (US) Holding Inc.

501 Brickell Key Dr., Suite 402

Miami, FL 33131

United States

+1 (201) 871 1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street
New York, New York 10007

+1 (212) 277-4000

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vector Group Ltd., a Delaware corporation (“Vector,” the “Company” or, after the closing of the Transactions, the “Surviving Corporation”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2024 as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 18, 2024, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 27, 2024 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 4, 2024 (as amended, the “Schedule 14D-9”), relating to the tender offer by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), which in turn is an Affiliate of JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the law of the Netherlands and an Affiliate of Parent (“JTI”), to purchase all of the outstanding shares of Vector’s common stock, par value $0.10 per share (each such share, a “Share” and, collectively, the “Shares”) in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern time, on October 4, 2024 (such date and time, the “Expiration Time”) and was not further extended. The depository for the Offer has advised that, as of the Expiration Time, 108,097,425 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 68.67% of the then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. Merger Sub has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer.

Following completion of the Offer, on October 7, 2024, Merger Sub merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware and without a vote of the Company Stockholders (the “Merger”), with the separate corporate existence of Merger Sub ceasing and the Company surviving the Merger under the name “Vector Group Ltd.” as a wholly owned subsidiary of Parent, pursuant to the Merger Agreement.

Following the Merger, all Shares ceased trading prior to the opening of trading on the New York Stock Exchange (“NYSE”) on October 7, 2024 and will be delisted from NYSE and deregistered under the Exchange Act.

On October 7, 2024, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(F) to the amendment to the Schedule TO filed with the SEC on October 7, 2024 and is incorporated by reference herein.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Parent on October 7, 2024 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO-T/A filed with the SEC by Parent and Company and Merger Sub on October 7, 2024).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VECTOR GROUP LTD.

	By:	/s/ Idil Yasa
Idil Yasa
President

	By:	/s/ Huub Ooms
Huub Ooms
Secretary and Treasurer
Date: October 7, 2024